Press Release
[Graphic omitted] Ahold
                                                  Royal Ahold
                                                  Corporate Communications




                                           Date:  November 14, 2003
                           For more information:  +31 75 659 57 20



Ahold sells two Polish hypermarkets to Carrefour Poland

Zaandam, The Netherlands, November 14, 2003 -- Ahold announced today it has reached agreement to sell two Hypernova hypermarkets in Poland to Carrefour Poland for an undisclosed sum. The agreement will take effect on November 18, 2003.

The transfer of ownership of the hypermarkets is subject to a number of conditions, including antitrust and other approvals.

The hypermarkets are located in the towns of Sosnowiec and Bydgoszcz (at Fordonska Street). All associates employed in the two hypermarkets will have their employment transferred to Carrefour Poland.

The divestment of the stores is part of Ahold's overall strategic plan to restructure its portfolio of assets and dispose of underperforming assets and operations.

Ahold Corporate Communications:  +31.75.659.57.20

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements as to the expected timing of completion of this transaction and statements as to the transfer of employment of Hypernova associates to the buyer. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the inability to obtain, or delays in obtaining, antitrust approval, the inability to satisfy, or delays in satisfying, other closing conditions and other factors and events discussed in Ahold's public filings. Many of these factors and events are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com